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MAR 0 1 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.H. REAVES & CO., INC.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EXCHANGE PLACE, 18TH FLOOR
                         (No. and Street)

JERSEY CITY	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID M. PASS   201-793-2364
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ANCHIN, BLOCK AND ANCHIN LLP
                (Name – if individual, state last, first, middle name)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, DAVID M. PASS _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

W.H. REAVES & CO., INC. _____ , as

of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

LAUREN S. BARR
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2409988
MY COMMISSION EXPIRES JULY 1, 2021

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Anchin, Block & Anchin LLP
Accountants & Advisors
1375 Broadway New York, NY 10018
212 840-3456
www.anchin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of W.H. Reaves & Co., Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of W.H. Reaves & Co., Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of W.H. Reaves & Co., Inc., as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of W.H. Reaves & Co., Inc.'s management. Our responsibility is to express an opinion on W.H. Reaves & Co., Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to W.H. Reaves & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Anchin, Block & Anchin LLP

Anchin, Block & Anchin LLP

We have served as W.H. Reaves & Co., Inc.'s auditor since 2011
New York, N.Y.
February 27, 2019

W. H. REAVES & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash and cash equivalents	$	3,299,230
Receivables from clearing organizations		4,417
Advisory fee receivable		1,520,086
Deposits with clearing organizations		100,000
Property and equipment, net		433,779
Other assets		551,543
Total Assets	$	**5,909,055**

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	956,207		
Bonuses payable		713,000		
Deferred rent liability		455,758		
Total liabilities			$	2,124,965

Stockholders' Equity

Common stock, $1 par value:

Authorized: 18,200 voting and 1,800 non-voting shares			
Issued and Outstanding: 2,430 shares-Class A Voting	2,430		
Issued and Outstanding: 20 shares-Class B Non- Voting	20		
Additional paid-in capital	2,173,416		
Retained earnings	1,608,224		
Total Stockholders' Equity			3,784,090

Commitments and Contingencies

Total Liabilities and Stockholders' Equity	$	**5,909,055**

See accompanying notes to the statement of financial condition

W.H. REAVES & CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

W.H. Reaves & Co., Inc. (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and maintains a license with the New York Stock Exchange (the "Exchange").

Description of Business

The Company acts primarily as an investment advisor on a discretionary basis and trades mostly in equity securities for its officers and directors and customer accounts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Financial Statement Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

Effective January 1, 2018, the Company adopted FASB Accounting Standards Update (ASU) number 2014-09, revenue from contracts with customers. The core principle of guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The new guidance did not have a material effect on the revenue recognition of the Company.

The Company provides investment advisory services on a daily basis. The performance obligation for providing advisory services is satisfied over time because the customer is receiving the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Advisory fees are generally received monthly or quarterly and are recognized as revenue on a pro rata basis as they relate specifically to the services provided in that period.

The Company earned commission revenues arising from securities transactions entered into for its officers, directors and customers. Commissions were recorded on a settlement date basis, which was not materially different from a trade date basis. The performance obligation is satisfied on the settlement date when the possession of the underlying financial instrument is transferred. In connection with the Company's plan to withdraw its broker-dealer registration, beginning on December 19, 2018, the Company ceased earning brokerage commissions.

Depreciation and Amortization

Furniture and fixtures are stated at cost. Depreciation is computed by straight-line and accelerated methods over the estimated useful lives of the assets.

Leasehold improvements are amortized over the lesser of the term of the related lease or the estimated useful lives of the assets.

Income Taxes

The Company is an S corporation for Federal and New Jersey state tax purposes, whereby the Company's income is taxed at the Stockholder level.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company maintains minimum regulatory net capital, as defined, equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2018, the Company had net capital of $1,278,290 which was $1,136,626 in excess of its required minimum net capital of $141,664. The Company's ratio of aggregate indebtedness to net capital was 1.66 to 1.

The Company is exempted from SEC rule 15c3-3 pursuant to exemption provisions of sub-paragraph (k)(2)(ii).

NOTE 3 - PROPERTY AND EQUIPMENT

Property and Equipment consist of the following:

	December 31, 2018
Furniture and fixtures	$ 217,116
Computers	111,718
Leasehold Improvements	433,797
	762,631
Less: accumulated depreciation	(328,852)
	$ 433,779

NOTE 4 - STOCKHOLDERS' AGREEMENT

Under the terms of a stockholders' agreement, upon their death or disability, the Company may be required to purchase the shares owned by stockholders. The purchase amount is based upon a percentage of the book value of the Company, as defined in the agreement.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Profit-Sharing Plan

The Company has a Profit Sharing Plan ("Plan") covering substantially all of its employees and some past employees. Only full-time employees are eligible to fully participate in the Plan. Contributions to the Plan, included in employee compensation and benefits, are at the discretion of the Board of Directors.

Leases

The Company leases office space under an operating lease that expires May of 2026. This lease requires the Company to pay additional rentals for increases in operating expenses and real estate taxes. The minimum payments under this lease increase in 2021. The lease also provides for a free rent period and additional rent credits. The Company also leases office space at another location.

A deferred rent liability representing the cumulative difference between the rent paid and the amount recognized under the straight-line method of accounting has been recorded.

Future minimum lease payments under non-cancellable operating leases as of December 31, 2018 are as follows:

Year Ending December 31,	Operating Leases
2019	$ 353,885
2020	353,885
2021	371,579
2022	384,218
2023	384,218
Thereafter	928,527
Total minimum lease payments	$2,776,312

NOTE 5 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Cash Credit Risk Concentrations

The Company maintains accounts in banks located primarily in the tri-state metropolitan area. All cash deposits are insured by FDIC for up to $250,000 per account. Any additional amounts are secured by the good faith and credit of the financial institution. At December 31, 2018, the Company had balances in excess of insured limits totaling $2,837,884. The Company has not experienced any losses in such accounts.

NOTE 6 - RELATED PARTIES

Two employees of the Company have an incentive arrangement whereby they are entitled to a certain percentage of a portion of the advisory fee revenue earned by the Company in a given year. At December 31, 2018, approximately $13,875 was payable.

At December 31, 2018, approximately $21,000 of advisory fees was due to the Company from family members of officers/directors of the Company.

NOTE 7 - SUBSEQUENT EVENTS

In June 2018, the Company's board of directors approved taking the necessary actions to exit the Company's broker-dealer business. In 2019, the Company completed the process of transferring all brokerage accounts, previously introduced by the Company to its clearing agent, to other firms. Subsequently, on February 21, 2019, the Company filed a broker-dealer withdrawal (Form BDW) with the S.E.C. The Company anticipates that its S.E.C. broker-dealer registration will terminate in the second quarter of 2019. The Company will continue to maintain its S.E.C. Investment Adviser registration.

Subsequent events have been evaluated through February 27, 2019 which is the date of the issuance of the financial statements.